Oxford City Football Club, Inc.

10 Fairway Drive, Suite 302

Deerfield Beach, FL 33441

December 19, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Susan Block

Re:	Oxford City Football Club, Inc.
Registration Statement of Form S-1
Filed November 12, 2014
File No. 333-200113

Dear Susan Block:

I write on behalf of Oxford City Football Club, Inc., (the “Company”) in response to Staff’s letter of December 9, 2014, by Susan Block, Attorney-Advisor, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed November 12, 2014 (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1. We note that you have not included your financial statements in your prospectus, but have instead included them in Part II of your registration statement. Please revise to include your financial statements in your prospectus. Refer to Form S-1.

Prospectus Summary

In response to this comment, the Company revised the registration statement to include its financials in the prospectus.

2. We note your disclosure here that you own Oxford City FC. However, we note your disclosure elsewhere that you have a 49% interest in Oxford City FC, which is also 50% owned by a charity. Please revise for consistency.

In response to this comment, the Company revised the registration statement to state that the Company owns 49% of Oxford City Football Club (Trading) Limited. The Company also clarified that 1% is owned by Guerriero, LLC and the other 50% is owned by Oxford City Youth Football Club Ltd., a charitable company in England.

Business , page 13

3. We note your disclosure here that you serve as the controlling owner of Oxford City FC and the disclosure that Oxford City FC is also 50% owned by a charity. As such, please expand your disclosure to explain how you earn revenues from Oxford City FC, given it is also 50% owned by a charity. Please also discuss any effect this charitable status has on Oxford City FC and your ability to receive revenue from your ownership percentage or advise. In addition, please revise to disclose all of your subsidiaries and your ownership interest in each. Consider including a chart that identifies each subsidiary and your ownership interest. To the extent that any of your subsidiaries are not wholly owned, please describe how you earn revenues from such subsidiaries and file all material agreements relating to your ownership in such organizations.

In response to this comment, the Company revised the registration statement to explain how it earns revenues from the Oxford City Football Club, given that it is half owned by a charity. The Company also explained how this arrangement does not affect Oxford City Youth Football Club Ltd.’s status as a charity. The Company included a table to identify each of its subsidiaries and the Company’s ownership and operations in each. The Company included the Voting Agreement related to ownership in Oxford City Football Club (Trading) Limited. There are no other material agreements relating to the Company’s ownership in its subsidiaries.

4. Also disclose information regarding the Oxford City Sports College, which you describe on your website at http://www.oxfordcityfc.com/sports-college/ and the registered investment advisory firm, which you reference on your website at http://www.oxfordcityfc.com/investor-relations-oxfc/.

In response to this comment, the Company revised the registration statement to include information about the Oxford City Sports College. The Company removed reference to the investment advisory firm from its website.

5. We note media reports regarding CIT’s joint venture with Z-Square Technology. If material, please disclose the material terms of your agreement with Z-Square Technology and file the agreement as an exhibit to your registration statement.

In response to this comment, the Company included the material terms of its joint venture agreements with Z-Square Technology to the registration statement and attached the agreements as exhibits.

Management’s Discussion and Analysis, page 20

6.  Please clarify where the revenues came from, given it appears you have a passive investment in Oxford City FC, own other sports teams and have other endeavors.

In response to this comment, the Company reports revenue from the operations of our controlled subsidiary, Oxford City Football Club (Trading) Limited with operations located in Oxford City, UK. We report revenue from venue rental, ticket sales, concessions and sponsorship revenue.

Even though the Company holds 49% of the outstanding shares of Oxford City Football Club (Trading) Limited, we consolidate our investment in Oxford City FC due to a voting agreement entered into July 1, 2013. Effective July 1, 2013, all the stockholders and directors of Oxford City Football Club (Trading) Limited entered into a Voting Agreement whereby we, a 49% shareholder, have the right to appoint four Board members, Guerriero, LLC, a company which our CEO and director is the sole member and 1% shareholder of  Oxford City Football Club (Trading) Limited, has the right to appoint one Board member and Oxford City Youth Football Club Limited, a 50% shareholder, has the right to appoint five Board members. Guerriero, LLC has agreed to appoint a Board Member as directed by us. In the case of all and any ties in voting of the Board of Directors, the Directors have agreed to give the Managing Director of our company the authority to be the deciding vote. As a result of the Voting Agreement, we control greater than 50% of the votes on the Board of Directors of Oxford City Football Club (Trading) Limited. In accordance with ASC 810, on July 1, 2013 we included the accounts of Oxford City Football Club (Trading) Limited in our consolidated financial statements.

Directors, Executive Officers, Promoters and Control Persons, page 24

7. Please disclose when Thomas Guerriero, Philip Clark and Anthony Guerriero began to serve as your executive officers.

In response to this comment, the Company revised the registration statement to include information about when Thomas Guerriero, Philip Clark and Anthony Guerriero began to serve as executive officers.

Involvement in Certain Legal Proceedings, page 25

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8. Please remove the words “to the best of our knowledge” in the first sentence of this section on page 25.

In response to this comment, the Company revised the registration statement to remove the words as requested.

Executive Compensation, page 26

Summary Compensation Table, page 26

9. Please identify and quantify all of the compensation disclosed in your All Other Compensation column of your summary compensation table on page 26. For example, please clarify whether the amount paid to Mr. Guerriero was pursuant to the consulting agreement with GCE Wealth, Inc.

In response to this comment, the Company revised the registration statement to identify and quantify all compensation in the Company’s All Other Compensation column of the Summery Compensation Table.

Signatures, page 38

10. Please revise the second part of the signature page to have your principal financial officer and your principal accounting officer sign in his capacity as such.

In response to this comment, the Company revised the signature page accordingly.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Thomas Guerriero

Thomas Guerriero

Enclosure (Acknowledgment by the Company)

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oxford city football club, Inc.

10 fairway drive, suite 302

deerfield beach, fl 33441

Via EDGAR

December 19, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Susan Block, Attorney-Advisor

Re: Oxford City Football Club, Inc.

Registration Statement on Form S-1

Filed November 12, 2014

File No. 333-200113

Dear Susan Block:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated December 9, 2014 by Susan Block, Attorney-Advisor of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
▪	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Oxford City Football Club, Inc.

/s/ Thomas Guerriero
By:	Thomas Guerriero
Chief Executive Officer

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